

March 12, 2015

Via E-mail
Mr. Dan Forbush
President and Chief Executive Officer
Cibolan Gold Corporation
1155 West Fourth Street, Suite 210
Reno, Nevada 89503

> **Re:** **Cibolan Gold Corporation**
> **Form 10-K for Fiscal Year Ended April 30, 2014**
> **Filed September 4, 2014**
> **File No. 000-30230**

Dear Mr. Forbush:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2014

General

1. We note your references throughout your filing to NI 43-101 and NI 43-101 compliance. Additionally we note your disclosure on page 15 stating that check assays were filed with the Canadian Regulatory Authorities. Please tell us if you are a reporting issuer in Canada and if you are required to file in Canada. If not, revise future filings to remove references to NI 43-101.

2. We note your references to the phrase brink of production. Please define this phase and clarify if you will define a mineral reserve pursuant to the definitions in Industry Guide 7 prior to commencing extraction activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at 202-551-3610 if you have questions regarding the engineering comments. Please contact me at 202-551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director